Verde Bio Holdings, Inc.

5750 Genesis Court, Suite 220B

Frisco, Texas 75034

July 12, 2022

VIA EDGAR

Liz Packebusch

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Mail Stop 3561

Washington, D.C.  20549

Re:	Verde Bio Holdings, Inc.
Registration Statement on Form S-1
File No. 333-265753

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Packebusch:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Verde Bio Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-265753), as amended (the “Registration Statement”), so that it may become effective at 10:00 a.m. Eastern Daylight Time on July 15, 2022, or as soon as practicable thereafter.

The Registrant hereby authorizes J. Martin Tate, of Carman Lehnhof Israelsen, LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Scott Cox at 972-217-4080, or in his absence Mr. Tate at (801) 792-5002. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Mr. Tate at mtate@clilaw.com.

Best Regards,

Verde Bio Holdings, Inc.

/s/ Scott Cox
Scott Cox
Chief Executive Officer